Exhibit 99.8

Red White & Bloom Closes Platinum Vape Acquisition Ahead of Previous Timeline Guidance

- Platinum’s products are sold within Michigan, California and, Oklahoma in over 700 retailers

-PV has current annualized revenues of more than USD $75 million with EBITDA between 25%-30% before forward synergies

- Platinum operations to be accretive to the Company’s financial reporting during this quarter and going forward

TORONTO, Ontario September 14, 2020 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB) (OTC: RWBYF) (“RWB” or the “Company”) is pleased to announce it has closed the acquisition of Platinum Vape LLC (or “Platinum Vape” or “PV”) effective September 14, 2020.

Platinum Vape are purveyors of a full product line of premium cannabis products sold at over 700 retailers throughout Michigan, California and Oklahoma boasting an 84% rating (4.2/5) on WeedMaps.com.

Chairman & CEO Brad Rogers stated:

“We are happy to have all the details of this acquisition now wrapped up and have this transaction closed. I think it was important to get this transaction completed and have the great team at Platinum Vape join us as we look to further expand our footprint in the U.S.”

Details of the Platinum Vape Transaction:

Under the terms of the definitive agreement, a wholly-owned subsidiary of the Company has acquired all of the issued and outstanding equity interests of Platinum Vape in a cash and stock transaction valued at up to US$35 million, comprised of US$7 million in cash paid at closing, a further US$13 million in cash payable 120 days after closing and a US$15 million convertible promissory note payable on the third anniversary of closing (which may be converted into Company stock only after 12 months).  Additional consideration of up to US$25 million, payable either as cash or stock in the Company, may be paid to Platinum Vape securityholders if certain revenue targets and EBIT metrics are achieved by Platinum Vape in 2020 and 2021. The Company is not assuming any long-term debt and the transaction will not constitute a change of control of RWB. https://www.globenewswire.com/Tracker?data=2-xZD-n55FbJp9EDqm0IPCh74YpGB2FUoWVxoznkdORdrXH4-fWFaNrr7C5To5TtRr2dH9BTLEuilBSnMl64KQP7mEPQCo3atAmE0Dt1NSn4Lbod-jXgLiK7WHuyTIkcBdOQqdH32vhATqU5iaq6v5C8xWUGrMXip5YVZpq9K0VUN-W7tcGiHe9GeANHinjK_V1hK_HbVltaKi3XIYTmkeXnfPzSuEL_N_s5IO_zSrL5aGeiV8R6zGZIEo-

HbEBwA61ovki6Gn3zfnszEnEFS2Sh3Mw7KcxtG4hAQ4AHej0qJNnTevKsi6V-S78GJrs4ovD6bCWlS-H6xeKVyJrOpdsXsyzd80Vh2V7U15PSWuE=

In addition, the Company also announces that it issued a CDN$10 million principal amount convertible debenture (the “Convertible Debenture”) on September 11, 2020 to an arm’s-length investor by way of a private placement. The Convertible Debenture bears interest at the rate of 5% per annum, is unsecured and matures on the date of closing of the Company’s previously announced bought deal financing co-led by PI Financial Corp. and Eight Capital and including Canaccord Genuity Corp. and Echelon Wealth Partners the “Bought Deal Financing”). The Bought Deal Financing is expected to close in the week of September 21, 2020.

The Convertible Debenture is automatically convertible into units (“Units”) of the Company at a price of $0.75 per Unit should there be either a liquidation event or the Bought Deal Financing terminates. Each Unit will consist of one common share of the Company (each, a “Common Share”) and one common share purchase warrant of the Company (each, a “Warrant”). Each Warrant is exercisable to acquire one additional Common Share at a price of $1.00 per Warrant for a period of 24 months from the date of issuance (the “Expiry Date”). If at any time prior to the Expiry Date, the weighted average trading price of the Common Shares exceeds $1.50 for a period of 10 consecutive trading days, the Company may provide written notice to the holder by way of a news release (the “Notice”) advising that the Warrants will expire at 5:00 pm (Vancouver Time) on the 30th day following the Notice.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

Non-IFRS Financial Measures and Currency:

Operational gross profit, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

All currencies, unless otherwise noted, are quoted in Canadian dollars.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of the Company’s business plan including the completion of the Platinum Vape acquisition, the PharmaCo acquisition and the bought deal financing.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.